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Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins and Chen Chen

Re:	TechnipFMC plc

Form 10-K for the Year Ended December 31, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2023

Form 8-K furnished on October 26, 2023

File No. 001-37983

Dear Ms. Collins and Ms. Chen:

This letter responds to the letter dated November 8, 2023, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Form 10-K for the year ended December 31, 2022, filed with the SEC on February 24, 2023 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2023, filed with the SEC on October 26, 2023 (the “Form 10-Q”) and Form 8-K furnished with the SEC on October 26, 2023 (the “Form 8-K”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Please note that the “Company” or “TechnipFMC” refers to TechnipFMC plc, together with its consolidated subsidiaries.

All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K, Form 10-Q and Form 8-K.

December 8, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Results of Operations, page 36

1. We note your response to prior comment 1 and the revised disclosures in your September 30, 2023 Form 10-Q. Such revisions appear to focus on quantifying the change in revenue for various geographic regions, however, the drivers behind such changes remain unclear. While you state that a discussion of specific projects or product line details may cause competitive harm or negatively impact negotiation with your customers, tell us your consideration to include a qualitative discussion of how certain projects or product lines impacted revenue in such regions. Alternatively, tell us what other drivers impacted revenue for the geographic regions discussed and include a quantified discussion of such drivers, where possible.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that beginning with the Company’s annual report on Form 10-K for the year ending December 31, 2023, the Company will provide further discussion on drivers where the Company discusses revenue specifically, including, on a qualitative basis, how a particular product-line or type of project activities has impacted revenue, to the extent applicable and material. This additional discussion would be in addition to the Company’s current discussion of drivers of revenue under “Executive Overview” and “Business Outlook” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s annual reports on Form 10-K or quarterly reports on Form 10-Q.

As an example of how the Company plans to address the Staff’s comment in future filings and for illustrative purposes only, the Company has revised the narratives on revenue in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Form 10-Q. The illustrative additions are denoted as underlined text and deleted text is denoted as struck through text. Besides the drivers discussed below, there are no other material drivers on revenue for the relevant periods ended September 30, 2023.

Revenue increased $323.9 million during the three months ended September 30, 2023, compared to the same period in 2022. Subsea revenue increased ~~by~~ $293.3 million, primarily driven by a 24.5% higher backlog as of December 31, ~~2021 than~~2022, when compared to December 31, ~~2022, converting into an increase in project revenue over the~~2021, which resulted in increased revenue from flexible pipe and higher installation activities over the prior-year period. Surface Technologies revenue increased ~~by~~ $30.6 million, ~~out~~ of which $22.2 million ~~is~~was due to increased operator activity in the Middle East resulting from recent project awards in support of longer-term customer production targets in the region.

December 8, 2023

Revenue increased ~~by~~ $740.5 million during the nine months ended September 30, 2023, compared to the same period in 2022. Subsea revenue ~~increase was~~increased $595.6 million, primarily driven by a 24.5% higher backlog as of December 31, ~~2021, than~~2022, when compared to December 31, ~~2022, converting into an increase of $530.2 million in project revenues~~2021, which resulted in increased revenue from flexible pipe and subsea production equipment combined with higher installation activities. Surface Technologies revenue increased ~~by~~ $144.9 million~~,~~ year-over-year, of which $79.5 million and $26.9 million ~~are~~were due to ~~increase in~~increased operator activity in the Middle East and North America, respectively.

Subsea revenue increased $293.3 million, ~~as a continued positive impact of the backlog increase in 2022, compared to prior year~~ during the three months ended September 30, 2023, compared to the same period in 2022, driven by an increase in backlog during 2022 related to higher energy demand and upstream spending, further aided by our unique commercial offerings. $143.6 million of the increase ~~come~~sin revenue came from Brazil, $116.9 million from Norway and $54.1 million from the United States, due to increased supply of flexible pipe and higher installation activities across these geographies. The increase in revenue in Brazil, Norway and the United States was offset by a net $20.9 million decrease from the rest of the world primarily from lower activity as projects reached completion.

Subsea revenue increased ~~by~~ $595.6 million during the nine months ended September 30, 2023, compared to the same period in 2022, driven by ~~increased~~an increase in backlog during 2022, related to higher energy demand and upstream spending, further aided by our unique commercial offerings. $410.2 million of the increase ~~comes~~in revenue came from Brazil, ~~$168.5 million from Norway,~~ $172.9 million from the United States, $168.5 million from Norway, and $100.1 million from Guyana, due to increased supply of flexible pipe and subsea production equipment combined with higher installation activities across these geographies. The increase in revenue in Brazil, the United States, Norway and Guyana was partially offset by a $321.8 million decline in Asia Pacific from lower activity as projects ~~reached completion~~ in the region reached completion.

Surface Technologies revenue increased ~~by~~ $30.6 million, ~~$22.2 million of which is attributable to increased activity in the Middle East. During~~during the three months ended September 30, 2023 ~~and 2022, 60.6% and 54.0% of total segment revenue, respectively, was generated~~, compared to the same period in 2022, driven by higher levels of drilling and completions activity outside of North America, ~~of which~~increasing $22.2 million in the Middle East ~~represented 25.2% and 20.6%, respectively.~~ and $20.3 million in European, Asian and African markets. The increase in operator activity in the Middle East resulted from recent project awards in support of longer-term customer production targets in the region. The higher revenue outside of North America was partially offset by an $8.7 million decline in North America due to lower drilling and completions activity and the exit of Canadian operations.

Surface Technologies revenue increased ~~by~~ $144.9 million, during the nine months ended September 30, 2023, compared to the same period in 2022, $79.5 million of which ~~is~~was the result of increased activity in the Middle East and $26.9 million ~~is~~was due to increased operator activity in North America. ~~During the nine months ended September 30, 2023 and 2022, 58% and 54% of total segment revenue, respectively, was generated outside of North America.~~ The increase in the Middle East resulted from recent project awards in support of longer-term customer production targets in the region driving increased supply of drilling and completions products. The increased revenue in North America was driven by improved commercial conditions supporting higher drilling and completions activity that followed an extended period of underinvestment in the region.

December 8, 2023

Form 8-K Furnished on October 26, 2023

Exhibit 99.1

Reconciliation of GAAP to non-GAAP Financial Measures, page 1

2. We note from your response to prior comment 4 that you did not record the tax effect for certain non-GAAP adjustments, such as impairment charges and loss from investment in Technip Energies, due to the fact, that these adjustments relate to jurisdictions that had net operating loss carryforwards (NOL) and/or a full valuation allowance against the deferred tax assets. Please clarify whether your reference to the NOLs and valuation allowance is based on the non-GAAP tax position in such jurisdictions. In this regard, to the extent these jurisdictions had GAAP net losses but non-GAAP net income, tell us how you determined that the NOLs and valuation allowance would apply to the non-GAAP measure such that at tax adjustment was not necessary.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all jurisdictions where impairment charges and loss from investment in Technip Energies were recorded currently have a full valuation allowance against the respective jurisdiction’s cumulative GAAP NOLs. For the relevant periods referenced in the Staff’s comment above, on a non-GAAP basis, these jurisdictions do not have a recent history of taxable income. The Company confirms that the generation of future non-GAAP taxable income for these jurisdictions is limited. Therefore, the related valuation allowance was not considered to have been reversed for non-GAAP purposes in the relevant periods.

In addition, the Company will update its future earnings releases and other investor communications to clarify how taxation is calculated for non-GAAP adjustments. Updated language is set forth below. The illustrative additions are denoted as underlined text and deleted text is denoted as struck through text.

Non-GAAP adjustments are presented on a gross basis, and ~~are not net of~~the tax impact of the non-GAAP adjustments is separately presented in the applicable reconciliation table. Estimates of the tax effect of each adjustment is calculated item by item, ~~applying~~by reviewing the relevant jurisdictional tax rate to the pretax ~~amount, unless~~non-GAAP amounts, analyzing the nature of the item and/or the tax jurisdiction in which the item has been recorded ~~requires~~, the need of application of a specific tax rate, ~~tax treatment or~~history of non-GAAP taxable income positions (i.e. NOLs) and concluding on the valuation allowance ~~consideration, in which case the tax effect of such item is estimated accordingly~~ positions.

December 8, 2023

3. We note the revised non-GAAP reconciliation that you propose to include in future filings. Please explain further the inclusion of the subtotal for “adjusted operating profit” in this reconciliation and what it is intended to convey. In this regard, as presented adjusted operating income is not reconciled to the most directly comparable GAAP measure of operating income. Therefore, please remove this subtotal from your proposed reconciliation. To the extent you want to present a measure for non-GAAP operating income, provide a separate reconciliation for such measure that begins with GAAP operating income.

Response:

The Company acknowledges the Staff’s comment and will remove the subtotal for “Adjusted operating profit” from the reconciliation table referred to by the Staff in the Staff’s comment in the Company’s future earnings releases and investor communications.

*        *        *         *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-1073.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson of LATHAM & WATKINS LLP

Cc:	Alf Melin, Executive Vice President and Chief Financial Officer

Krisztina Doroghazi, Senior Vice President, Controller and Chief Accounting Officer

Cristina Aalders, Executive Vice President, Chief Legal Officer, and Secretary

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